Filed by 3TEC Energy Corporation Pursuant to Rule 425 of the Securities

Act of 1933 and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: 3TEC Energy Corporation

Commission File No.: 333-103149

PXP
Plains Exploration & Production Company	3TEC Energy Corporation
500 Dallas St., Suite 700	700 Milam, Suite 1100
Houston, TX 77002	Houston, TX 77002

NEWS RELEASE

Contact:  Joanna Pankey

         Investor Relations

         (713) 739-6700 or (800) 934-6083

FOR IMMEDIATE RELEASE

PXP and 3TEC Schedule Stockholder Meetings and Update Guidance.

Houston, Texas – May 1, 2003—Plains Exploration & Production Company (NYSE:PXP) (“PXP”) and 3TEC Energy Corporation (NASDAQ:TTEN) (“3TEC”) announce that the two companies have scheduled meetings for their respective stockholders to be held on June 3, 2003. The Board of Directors of both PXP and 3TEC have unanimously recommended that each company’s respective stockholders vote in favor of the proposed merger. The companies expect to close the transaction within a very short time after the stockholder meetings.

The record date for the PXP stockholder meeting was April 4, 2003 and the record date for the 3TEC stockholder meeting was April 11, 2003. Distribution of the proxy materials to stockholders of both companies is expected to commence on or about May 5, 2003.

Updated 2003 Guidance

In addition, since early February 2003 PXP and 3TEC have engaged in additional review of their operations, capital expenditures and financial expectations for the combined company. The following is each of PXP’s and 3TEC’s estimate of its operating metrics for 2003 and an estimate of those metrics for the combined companies on a pro forma basis for 2003.

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	PXP Full Year 2003	3TEC Full Year 2003	Pro Forma Combined Full Year 2003(4)
Production
MBOE per day	25.7-26.3	13.7-14.7	39.4-41.0
% Oil	95%	15%	67%
% Gas	5%	85%	33%
Differential to NYMEX (pre hedge)(1)
Oil ($ per bbl)	$4.25-$4.50	$1.65-$1.80	$4.00-$4.35
Operating costs per BOE:
Production expense	$8.60-$8.68	$3.75-$3.95	$6.85-$7.00
Production and ad valorem taxes(2)	$0.40-$0.47	$2.45-$2.50	$1.15-$1.20(5)
General & administrative(3)	$1.50-$1.60	$1.75-$1.85	$1.40-$1.50
Expected capital expenditures (millions)	$70-$80	$45-$55	$115-$135

(1)	Differential is the difference between the spot prices quoted on New York Mercantile Exchange for oil and the price that PXP or 3TEC, respectively, receives at the delivery point for oil they produce.
(2)	Production taxes are calculated assuming a gas price of $5.70 per Mcf for 2003.
(3)	Excludes non-cash compensation expense and expense related to stock appreciation rights.
(4)	Assumes the merger of PXP and 3TEC closed on January 1, 2003.
(5)	Of this amount, approximately $0.35 represents increases in production taxes from those described in the companies’ joint guidance on February 2, 2003, due to increased commodity prices.

The primary factor affecting 3TEC’s revised guidance is the decision to defer approximately $10 million of capital expenditures on 3TEC prospects from 2003 to 2004 resulting from a variety of factors relating to 3TEC’s operations in South Louisiana.

Mr. John T. Raymond, PXP’s President and Chief Operating Officer commented, “As evidenced by the attached table, we have announced 2003 guidance for each of the two companies. As it relates to PXP, we are confirming our previous guidance as the current set of projections is symmetrical with what was previously forecasted. These forecasts are essentially derived from our current year plan that is approved by our Board of Directors. To that end, at this juncture, all of our significant projects are on schedule and within budget.

Turning to 3TEC, anticipated volumes and capital expenditures have been reduced as management has made the deliberate decision to better manage for a balance between volumes and returns. In short, this defers approximately $10 million of previously anticipated spending into 2004 during which time we will fully integrate the two organizations. When coupled with a pricing environment that is stronger than originally anticipated in our transaction economics, we expect comparable returns on invested capital and accretion, complemented by a continued improvement in the balance sheet.

Once the combined organizations are assimilated and right sized in terms of headcount and skill sets, we plan to methodically review and execute a disciplined drilling program to prudently

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exploit the inventory of existing opportunities imbedded within 3TEC. Specifically to that end, the inventory of future growth opportunities continues to expand and develop beyond what was in place at the time of announcement a mere few months ago.

The companies are in the process of implementing various efficiency and cost saving opportunities. We believe the current set of opportunities exceeds those identified in the process of negotiating the merger. It should be noted that these savings are expected to be realized even as we implement a structure and staffing level in the combined organization beyond what was originally anticipated. This structure is designed to position the combined organization to efficiently and effectively prosecute both organic and external growth opportunities. We look forward to the consummation of the transaction as it puts in place the functional and geographically diverse platform we believe is requisite for future growth and economic success in the current competitive landscape.”

Additional Information & Forward Looking Statement

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	reliability of reserve and production estimates,

•	production expense,

•	cash flow estimates,

•	future financial performance, and

•	other matters and other factors discussed in PXP’s and 3TEC’s filings with the Securities and Exchange Commission.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

On February 12, 2003, PXP and 3TEC filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PXP AND 3TEC AND THE PROPOSED TRANSACTION. The proxy statement/prospectus will be sent to security holders of PXP and 3TEC on May 5, 2003. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request

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to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, Tx 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002, Attention: Investor Relations; telephone: (713) 821-7100.

PXP and 3TEC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXP and 3TEC in connection with the merger. Information regarding the persons who may, under SEC rules, be considered to be participants in the solicitation of PXP’s and 3TEC’s stockholders is set forth in the joint proxy statement / prospectus that forms a part of the Registration Statement on FormS-4, as amended, PXP filed on May 1, 2003.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, and the Illinois Basin in southern Illinois. PXP is headquartered in Houston, Texas.

3TEC is engaged in the acquisition, development, production and exploration of oil and natural gas reserves. 3TEC’s properties are concentrated in East Texas and the Gulf Coast region of the United States, both onshore and in the shallow waters of the Gulf of Mexico. 3TEC’s management and technical staff have substantial experience in each of these areas.

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